American Bio Medica Corporation
                                 122 Smith Road
                           Kinderhook, New York 12106

                                November 16, 2006

Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      American Bio Medica Corporation
                  Form 10-KSB for Fiscal Year Ended December 31, 2005
                  Form 10-QSB for the Quarterly Period Ended March 31, 2006 Form 10-QSB for the Quarterly Period Ended June 30, 2006 File No. 000-28666

Dear Sir or Madam:

         On behalf of American Bio Medica Corporation (the "Company"), this letter serves as the Company's response to the items raised in your letter, dated November 9, 2006, furnishing the comments of the United States Securities and Exchange Commission (the "Commission") relating to the Company's Form 10-KSB for the fiscal year ended December 31, 2005, Form 10-QSB for the quarterly period ended March 31, 2006 and Form 10-QSB for the quarterly period ended June 30, 2006.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

         Financial Statements, page F-1
         Notes to financial statements, page F-7
         Note A - The Company and Its Significant Accounting Policies, page F-7 [ 13 ] Accounting for stock -based compensation:, page F-9

         1. FIN 44 Paragraph 36 pertains if the acceleration results in an employee being able to exercise an option that would otherwise have expired unexercisable effectively resulting in a renewal of the option. When accelerating the vesting of all outstanding options, apart from the vesting period, the Company did not alter any of the original terms of the options. The life of the options remained unchanged. Nothing would have caused the options to expire while unexercisable as of the date of the acceleration of the vesting, nor are they unexercisable as of the date of this response. All options vested as of December 14, 2005 were exercisable at that time and will continue to be exercisable until they expire at the end of their original term. The Company disclosed acceleration of the vesting period of the options and the change in pro-forma loss in Note A[13] to the Notes to Financials, beginning on page F-9 of its Form 10-KSB for the fiscal year ended December 31, 2005, in accordance with FAS 123(R).

United States Securities and Exchange Commission
November 9, 2006
Page 2

Note C - Property, Plant and Equipment, page F-15

         2. At the end of 2004, the Company reported $70,000 in prepaid expenses and $1,859,000 in net property, plant and equipment. These amounts were reported on the Balance Sheets of the Company's Form 10-KSB for the fiscal year ended December 31, 2004 and supporting footnote within the same document. During the first quarter of 2005, it was determined that $51,000 had been inadvertently classified as property, plant and equipment when this amount should have been reported as prepaid expenses. This $51,000 was reclassified from property, plant and equipment to prepaid expenses in the Company's report on Form 10-QSB for the quarterly period ended March 31, 2005, as well as the Company's report on Form 10-QSB for the quarterly period ended June 30, 2005 and the Company's report on Form 10-QSB for the quarterly period ended September 30, 2005. As the amount was considered immaterial to the total assets for both periods reported, no re-statement of the Company's report on Form 10-KSB for fiscal year ended December 31, 2005 or 2004 was deemed necessary.

                  The footnote to the financial statements "Note C - Property, Plant and Equipment" on page F-15 of the Company's report on Form 10-KSB for the fiscal year ended December 31, 2005, that reflects the property, plant and equipment for December 31, 2004, was inadvertently not updated to reflect a reclassification of $51,000 from equipment to prepaid expenses in the first quarter of 2005. Had this reclassification been reflected, the total property, plant and equipment for the fiscal year ended December 31, 2004 would total $2,655,000 and the net property, plant and equipment would have been $1,808,000 (the amount reflected in each of the Company's reports on Form10-QSB for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005). If the net property, plant and equipment amount of $1,808,000 at fiscal year ended December 31, 2004 is reduced by $378,000 in depreciation expense for the full year 2005, and increased by $133,000 of new purchases for the full year 2005, the resulting property plant and equipment is $1,563,000 (or approximately the $1,562,000 reported in the Company's report on Form 10-KSB for the fiscal year ended December 31, 2005). Note: the difference of $1,000 is due to rounding.


Form 10-QSB for the Quarterly Period Ended March 31, 2006

         Exhibit 31.2 - Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

         3. The Company will amend its Form 10-QSB for the Quarterly Period Ended March 31, 2006 to include a date at the end of the certification Per Item 601(b)(31) of Regulation S-B. The pages of the filing that will be affected by changes are attached to this correspondence in redline form as Attachment A.

United States Securities and Exchange Commission
November 9, 2006
Page 3

Form 10-QSB for the Quarterly Period Ended June 30, 2006

Part I - Financial Information, page 2

         4. Included in the Company's equity calculation each quarter is $83,000 of preferred shareholder dividends, paid prior to 2000, which have historically been added to the accumulated deficit for financial reporting purposes. In the Company's report on Form 10-QSB for the quarterly period ended June 30, 2006, this amount was inadvertently reported as additional paid in capital, and not included in the accumulated deficit. By removing the $83,000 from the reported additional paid in capital, and including it in the accumulated deficit, the resulting additional paid in capital is equal to the additional paid in capital at December 31, 2005, plus the exercise of options, plus the amortization of non-cash compensation. The Company plans to amend its Form 10-QSB for the quarterly period ended June 30, 2006 and the pages of the filing that will be affected by changes are attached to this correspondence in redline form as Attachment B.

         The Company acknowledges that:

            o it is responsible for the adequacy and accuracy of the disclosure in its filings.
            o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.
            o it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please direct any additional questions or comments to our counsel, Richard L. Burstein, Esq. at 518-463-3990, who would welcome the opportunity to discuss any such questions or comments in advance of the preparation of any written response by the Commission. Thank you.

                                 Very truly yours,

                                 AMERICAN BIO MEDICA CORPORATION


                                 By: /s/ Keith E. Palmer
                                     -------------------------------
                                          Keith E. Palmer
                                          Executive Vice President of Finance
                                          Chief Financial Officer and Treasurer
                                          (Principal Financial Officer)

United States Securities and Exchange Commission
November 9, 2006
Page 4

                                                                   ATTACHMENT A


                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                   FORM 10-QSB/A


|X| Quarterly report under Section 13 or 15(d) of the Securities Exchange Act of 1934.

      For the quarterly period ended March 31, 2006.

|_| Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934.

      For the transition period from ________ to ________

                         Commission File Number: 0-28666

                         AMERICAN BIO MEDICA CORPORATION
        -----------------------------------------------------------------
        (Exact name of small business issuer as specified in its charter)

      New York                                             14-1702188
      --------------------------------------------------------------------
      (State or other jurisdiction of                   (I.R.S. Employer
      incorporation or organization)                    Identification No.)

                   122 Smith Road, Kinderhook, New York 12106
                   -------------------------------------------
                    (Address of principal executive offices)

                                  800-227-1243
                           ---------------------------
                           (Issuer's telephone number)

      Check whether the issuer: (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                                  Yes |X| No |_|

      Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes |_| No |X|

      State the number of shares outstanding of each of the issuer's classes of



      21,459,786 Common Shares as of November  2006


      Transitional Small Business Disclosure Format: Yes |_| No |X|

United States Securities and Exchange Commission
November 9, 2006
Page 5

                                                                   ATTACHMENT A


SIGNATURES

      In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        AMERICAN BIO MEDICA CORPORATION
                                        (Registrant)

                                        By: /s/Keith E. Palmer
                                        --------------------------------------
                                        EVP of Finance, Chief Financial Officer
                                        and Treasurer (Principal Accounting
                                        Officer and duly authorized Officer)


Dated: November  , 2006

United States Securities and Exchange Commission
November 9, 2006
Page 6

                                                                   ATTACHMENT A

                                                                    Exhibit 31.1

CERTIFICATIONS
I, Stan Cipkowski, certify that:


1. I have reviewed this quarterly report on Form 10-QSB/A of American Bio Medica Corporation;


2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) [omitted]; and

c) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.


/s/ Stan Cipkowski
-----------------------
Chief Executive Officer



Date:  November , 2006

United States Securities and Exchange Commission
November 9, 2006
Page 7

                                                                   ATTACHMENT A


                                                                    Exhibit 31.2

CERTIFICATIONS

I, Keith E. Palmer, certify that:


1. I have reviewed this quarterly report on Form 10-QSB/A of American Bio Medica Corporation;


2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) [omitted]; and

c) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.


/s/ Keith E. Palmer
-------------------
Chief Financial Officer & Executive Vice President


Date:  November , 2006

United States Securities and Exchange Commission
November 9, 2006
Page 8

                                                                   ATTACHMENT A

                                                                    EXHIBIT 32.1


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


      In connection with the Quarterly Report of American Bio Medica Corporation (the "Company") on Form 10-QSB/A for the period ending March 31, 2006 as filed with the Securities and Exchange Commission on November , 2006 (the "Report"), I, Stan Cipkowski, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:


            (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

            (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


                                        /s/ Stan Cipkowski
                                        ------------------
                                        Chief Executive Officer


                                        November , 2006

United States Securities and Exchange Commission
November 9, 2006
Page 9

                                                                   ATTACHMENT A

                                                                    EXHIBIT 32.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


      In connection with the Quarterly Report of American Bio Medica Corporation (the "Company") on Form 10-QSB/A for the period ending March 31, 2006 as filed with the Securities and Exchange Commission on November , 2006 (the "Report"), I, Keith E. Palmer, Chief Financial Officer and Executive Vice President of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:


            (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

            (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



                                       /s/ Keith E. Palmer
                                       -------------------
                                       Keith E. Palmer
                                       Chief Financial Officer and
                                       Executive Vice President


                                       November , 2006

United States Securities and Exchange Commission
November 9, 2006
Page 10

                                                                   ATTACHMENT B


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  FORM 10-QSB/A


|X| Quarterly report under Section 13 or 15(d) of the Securities Exchange Act of 1934. For the quarterly period ended June 30, 2006.


|_| Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934.

      For the transition period from              to


                         Commission File Number: 0-28666


                         AMERICAN BIO MEDICA CORPORATION
        -----------------------------------------------------------------
        (Exact name of small business issuer as specified in its charter)


                   New York                         14-1702188
       -------------------------------------------------------------------
       (State or other jurisdiction of           (I.R.S. Employer
       incorporation or organization)           Identification No.)


                   122 Smith Road, Kinderhook, New York 12106
                   -------------------------------------------
                    (Address of principal executive offices)


                                  800-227-1243
                           ---------------------------
                           (Issuer's telephone number)


      Check whether the issuer: (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

      Yes |X|    No |_|

      State the number of shares outstanding of each of the issuer's classes of common equity as of the latest practicable date:


      21,459,768 Common Shares as of November  , 2006



      Transitional Small Business Disclosure Format: Yes |_| No |X|

United States Securities and Exchange Commission
November 9, 2006
Page 11

                                                                   ATTACHMENT B

                                     PART I
                              FINANCIAL INFORMATION


                         American Bio Medica Corporation
                                 Balance Sheets
                                                                     June 30,     December 31,
                                                                      2006            2005
                                                                   (Unaudited)
                                                                  ------------    ------------
                               Assets
Current assets:
      Cash and cash equivalents                                   $    591,000    $    446,000
      Accounts receivable, net of allowance of $105,000 at both
       June 30, 2006 and December 31, 2005                           1,811,000       1,370,000
      Inventory-net of reserve for slow moving and
        obsolete inventory of $250,000 at both June 30,
        2006 and December 31, 2005                                   3,706,000       4,444,000
      Prepaid and other current assets                                 238,000         109,000
                                                                  ------------    ------------

Total current assets                                                 6,346,000       6,369,000

Property, plant and equipment, net                                   1,376,000       1,562,000
Other assets                                                           107,000           7,000
                                                                  ------------    ------------

Total assets                                                      $  7,829,000    $  7,938,000
                                                                  ============    ============

                Liabilities and Stockholders' Equity

Current liabilities:
      Accounts payable                                            $    776,000    $  1,380,000
      Accrued liabilities                                              113,000         130,000
      Wages payable                                                    180,000         177,000
      Line of credit                                                   230,000
      Current portion of mortgages and notes payable                    23,000          36,000
      Current portion of unearned grant                                 10,000          10,000
                                                                  ------------    ------------

 Total current liabilities                                           1,332,000       1,733,000

  Long term portion of mortgages and notes payable                     582,000         592,000
  Long term portion of unearned grant                                   60,000          60,000
  Other long term liabilities                                          104,000
                                                                  ------------    ------------

 Total liabilities                                                   2,078,000       2,385,000
                                                                  ------------    ------------

Stockholders' equity:
    Preferred stock; par value $.01 per share; 5,000,000
     shares authorized; none issued and outstanding
    Common stock; par value $.01 per share;
     50,000,000 shares authorized; 21,459,768 and
     21,359,768 shares issued and outstanding at
     June 30, 2006 and December 31, 2005, respectively
                                                                       215,000         214,000
Additional paid-in capital                                          18,942,000      18,853,000
Accumulated deficit                                                (13,406,000)    (13,514,000)
                                                                  ------------    ------------

Total stockholders' equity                                           5,751,000       5,553,000
                                                                  ------------    ------------

Total liabilities and stockholders' equity                        $  7,829,000    $  7,938,000
                                                                  ============    ============



The accompanying notes are an integral part of the financial statements

United States Securities and Exchange Commission
November 9, 2006
Page 12

                                                                   ATTACHMENT B


SIGNATURES

      In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     AMERICAN BIO MEDICA CORPORATION
                                     (Registrant)


                                     By: /s/Keith E. Palmer
                                     -------------------------------------------
                                     EVP of Finance, Chief Financial Officer and
                                     Treasurer (Principal Accounting Officer and
                                     duly authorized Officer)



Dated: November   , 2006

United States Securities and Exchange Commission
November 9, 2006
Page 13

                                                                   ATTACHMENT B

                                                                    Exhibit 31.1

CERTIFICATIONS

I, Stan Cipkowski, certify that:


1. I have reviewed this quarterly report on Form 10-QSB/A of American Bio Medica Corporation;


2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) [omitted]; and

c) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.


/s/ Stan Cipkowski
------------------
Chief Executive Officer


Date: November  , 2006

United States Securities and Exchange Commission
November 9, 2006
Page 14

                                                                   ATTACHMENT B

                                                                    Exhibit 31.2

CERTIFICATIONS

I, Keith E. Palmer, certify that:


1. I have reviewed this quarterly report on Form 10-QSB/A of American Bio Medica Corporation;


2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) [omitted]; and

c) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.


/s/ Keith E. Palmer
-------------------
Chief Financial Officer & Executive Vice President


Date:  November  , 2006

United States Securities and Exchange Commission
November 9, 2006
Page 15

                                                                   ATTACHMENT B

                                                                    EXHIBIT 32.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



      In connection with the Quarterly Report of American Bio Medica Corporation (the "Company") on Form 10-QSB/A for the period ending June 30, 2006 as filed
with the Securities and Exchange Commission on November   , 2006 (the "Report"),
I, Stan Cipkowski, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:


      (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

      (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


                                        /s/ Stan Cipkowski
                                        ------------------
                                        Chief Executive Officer


                                        November   , 2006

United States Securities and Exchange Commission
November 9, 2006
Page 16

                                                                   ATTACHMENT B

                                                                    EXHIBIT 32.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



      In connection with the Quarterly Report of American Bio Medica Corporation (the "Company") on Form 10-QSB/A for the period ending June 30, 2006 as filed with the Securities and Exchange Commission on November , 2006 (the "Report"), I, Keith E. Palmer, Chief Financial Officer and Executive Vice President of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:


      (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

      (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


                                        /s/ Keith E. Palmer
                                        -------------------
                                        Keith E. Palmer
                                        Chief Financial Officer and
                                        Executive Vice President


                                        November   , 2006